

S 03051682 ES
E COMMISSION
Washington, 20549

SO 9/5/03

UF 9-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TARA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Old Ranch Parkway, Suite 350
(No. and Street)

Seal Beach, (City) California (State) 90740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Rhee 562-342-2929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


RECD S.E.C.
AUG 29 2003
535
PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Thomas Rhee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tara Securities, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title

(pls. see attached)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California } ss.
County of Orange

On August 28, 2003 before me, Alelinette C. Vileta,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Thomas Rhee,
Name(s) of Signer(s)

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.



ALELINETTE C. VILETA
COMM. # 1362598
Notary Public – California
ORANGE COUNTY
My Commission Expires June 27, 2006

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 06·30·03 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



RIGHT THUMBPRINT OF SIGNER
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SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH., D.C.
187
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2003

TARA SECURITIES, INC.

3010 OLD RANCH PARKWAY SUITE 350

SEAL BEACH, CALIFORNIA 90740

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Tara Securities, Inc.
Seal Beach, California

I have audited the accompanying statement of financial condition of Tara Securities, Inc., as of June 30, 2003 and related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Tara Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition and schedule of the net capital computation of Tara Securities, Inc. as of June 30, 2003 and the results of its operations, changes in shareholders' equity and cash flows for the year then ended in conformity with the generally accepted accounting principles of the United States of America.



George Brenner, C.P.A.

Los Angeles, California
August 19, 2003

TARA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS	
Cash	$ 30,372
Clearing Broker Deposit	15,000
Commissions Receivable	134,292
Other Assets – Non Allowable	11,839
TOTAL ASSETS	$191,503

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions Payable	$118,225
SHAREHOLDERS' EQUITY	
Capital Stock – common; 100,000 shares authorized; issued and outstanding 25, 500 at $1.00 par value	25,500
Additional Paid In Capital	50,000
Retained Earnings (Deficit)	(2,222)
TOTAL SHAREHOLDERS' EQUITY	73,278
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$191,503

See accompanying notes to financial statements

TARA SECURITIES, INC.
STATEMENT OF OPERATIONS
JUNE 30, 2003

REVENUES	
Commissions	$106,893
Professional Service Fees	27,699
Other	3,236
TOTAL	137,828
COST OF SALES – Commissions	118,225
GROSS PROFIT	19,603
OPERATING EXPENSES	
Consulting Fees	6,000
Management Fees	6,000
Rent	4,421
Registration and Regulatory	1,500
License and Permits	1,042
Other	261
TOTAL OPERATING EXPENSES	19,224
NET INCOME BEFORE TAXES ON INCOME	379
TAXES ON INCOME	262
NET INCOME	$ 117

See accompanying notes to financial statements

TARA SECURITIES, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2003

OPERATING ACTIVITIES	
Net Income from Operations	$ 117
Brokers Deposits	(15,000)
Commissions Receivable	(134,292)
Other	1,200
Account Payable	118,225
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(29,750)
ACQUISITION ACTIVITIES	0
INVESTING ACTIVITIES – Capital Contributed	50,000
INCREASE IN CASH	20,250
CASH: BEGINNING OF THE PERIOD	10,122
CASH: END OF YEAR	$ 30,372

SUPPLEMENTAL INFORMATION

Cash Payments for Interest Expense	$ 0
Cash Payments for Income Taxes	$ 1,062

See accompanying notes to financial statements

TARA SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Paid-In Capital	(Deficit) Retrained Earnings	Total
Balance, June 30, 2002	$25,500	$ 0	$(2,339)	$23,161
Capital Contributed		50,000		50,000
Net Income (Loss)			117	117
Balance, June 30, 2003	$25,500	$50,000	$(2,222)	$73,278

See accompanying notes to financial statements

TARA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Tara Securities, Inc. (the "Company") located in Seal Beach California is a broker-dealer registered with the Securities and Exchange Commission under Rule 15c3-3 (k) (2) (ii) which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified by the NASD to do securities business in California on June 18, 1993. To date, its principal and only office is located in Seal Beach, California. However, see Note 5 B "Commitments".

Tara Securities, Inc. was 100% owned by its parent company Tara Consulting Group, Inc. On May 2, 2003 the parent sold 20% of its stock to two shareholders: AB Strategic Alliances, LLC (19.6%) and Pacific Group Ventures, LLC (.4%). The remaining 80% of the stock is in escrow and upon closing will complete the sale by which the above two LLC's will own all the stock.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange act of 1934, Tara Securities, Inc. is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. See page 8 for the net capital computation as of June 30, 2003. Also see Note 6 "Subsequent Event."

NOTE 3 - INCOME TAXES

The Company files the corporation income tax returns on the cash basis. Because of the nominal income, the income tax provision in immaterial.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TARA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
JUNE 30, 2003

NOTE 5 - COMMITMENTS

A. Management Agreement
Until the change of ownership is approved by the NASD the Company will pay a management fee of $3,000 per month to the Company's present CEO.

B. Lease Agreement
The Company moved it offices from Seal Beach, CA to Los Angeles, CA. A thirty-six month lease agreement in the Century City area of Los Angeles was entered into by one of the Company's stockholders (Pacific Group Ventures, LLC). The three year lease agreement provides monthly payments as follows:

$4,445	1st year
4,578	2nd year
4,716	3rd year

While the Company is not liable for the lease the above costs will be passed on to the Company.

NOTE 6 - SUBSEQUENT EVENT

In connection with the sale of the Company's stock, the Company will distribute to the selling stockholder, upon closing of the sale, all assets existing at the date of the sale to the selling stockholder.

On July 2, 2003 the Company withdrew $10,067 in favor of the selling stockholder. Had this amount been withdrawn as of June 30, 2003 net capital would have been $51,372 instead of $61,439 and excess net capital $43,490 instead of $53,557.

The Company's net capital requirement is $5,000 or 6 2/3 of total liabilities.

TARA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO FULE 15c3-1
JUNE 30, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 73,278
Less: non allowable assets:	
Advance – affiliate	(8,019)
Security deposits	(3,020)
Prepaid income tax	(800)
	(11,839)
NET CAPITAL	61,439

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6 2/3% of total liabilities	$ 7,882
Minimum dollar net capital required	5,000
Net capital required greater of above amounts	$ 7,882
EXCESS CAPITAL	$ 53,557
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 49,616

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$118,225
Percent of aggregate indebtedness to net capital	193%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	N/A.

See accompanying notes to financial statements

TARA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO FULE 15c3-1
JUNE 30, 2003

RECONCILIATION

The following is a reconciliation, as of June 30, 2003 of the above net capital contribution with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$73,278
Non Allowable Assets – Not Deducted	11,839
AUDITED	$61,439

See accompanying notes to financial statements.

PART II

TARA SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

JUNE 30, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Tara Securities, Inc.
Seal Beach, California

In planning and performing my audit of the financial statements of Tara Securities, Inc.(the "Company") for the year ended June 30, 2003. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of June 30, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
August 19, 2003